STATEMENT OF INVESTMENTS

Dreyfus Tax Exempt Cash Management

April 30, 2007 (Unaudited)

Short-Term Investments--101.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--.8%				
Greater Montgomery Educational Building Authority, Educational Facility Revenue (Huntingdon College Project) (LOC; Regions Bank)	3.95	5/7/07	16,116,000 a	16,116,000
University of Alabama Board of Trustees, General Revenue (University of Alabama) (Insured; MBIA and Liquidity Facility; Southtrust Bank)	3.95	5/7/07	6,435,000 a	6,435,000
Arizona--3.7%				
Arizona Health Facilities Authority, HR (Phoenix Children's Hospital) (Liquidity Facility; BNP Paribas and LOC; BNP Paribas)	4.00	5/7/07	12,535,000 a,b	12,535,000
Arizona Health Facilities Authority, HR (Phoenix Children's Hospital) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	4.00	5/7/07	9,995,000 a,b	9,995,000
Arizona Health Facilities Authority, HR (Phoenix Children's Hospital) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	4.01	5/7/07	16,000,000 a,b	16,000,000
Arizona Health Facilities Authority, HR (Phoenix Children's Hospital) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	4.01	5/7/07	48,000,000 a,b	48,000,000
Arizona Health Facilities Authority, Revenue (La Loma Village) (LOC; Citibank NA)	3.97	5/7/07	7,000,000 a	7,000,000
Phoenix Civic Improvement Corporation, Excise Tax Revenue (Putters Program) (Civic Plaza Expansion Project) (Insured; FGIC and Liquidity Facility; PB Capital Finance)	3.97	5/7/07	8,255,000 a,b	8,255,000
Salt River Project Agricultural				

Improvement and Power District, CP (Liquidity Facility: Bank of America, Bank One, Citibank NA, JPMorgan Chase Bank, Marshall and Isley Bank and Wells Fargo Bank)	3.63	5/10/07	9,000,000	9,000,000

Arkansas--.3%

Benton County Public Facilities Board, College Parking Facility Revenue (NorthWest Arkansas Community College Project) (LOC; Regions Bank)	3.94	5/7/07	8,250,000 a	8,250,000

Colorado--2.1%

ABN AMRO Munitops Certificate Trust (Denver City and County Airport) (Insured; XLCA and Liquidity Facility; ABN-AMRO)	3.99	5/7/07	22,345,000 a,b	22,345,000
Colorado Education Loan Program, TRAN	3.75	8/3/07	20,000,000	20,007,928
Southern Ute Indian Tribe of the Southern Ute Indian Reservation, Revenue	3.93	5/7/07	21,000,000 a	21,000,000

Delaware--.7%

Delaware Economic Development Authority, MFHR (School House Project) (LOC; HSBC Bank USA)	4.10	5/7/07	13,000,000 a	13,000,000
Delaware Economic Development Authority, Revenue (Connections CSP Project) (LOC; Mercantile-Safe Deposit and Trust Company)	3.97	5/7/07	7,035,000 a	7,035,000

Florida--4.9%

Alachua County Health Facilities Authority, Continuing Care Retirement Community Revenue (Oak Hammock at the University of Florida Project) (LOC; BNP Paribas)	4.06	5/1/07	11,660,000 a	11,660,000
Broward County, Sales Tax Revenue, CP (Liquidity Facility; Dexia Credit Locale)	3.60	6/6/07	10,000,000	10,000,000
Broward County, Sales Tax Revenue, CP (Liquidity Facility; Dexia Credit Locale)	3.70	8/20/07	8,610,000	8,610,000
Broward County Health Facilities Authority, Revenue, Refunding (John Knox Village of Florida,				

Inc. Project) (Insured; Radian Bank and Liquidity Facility; SunTrust Bank)	4.15	5/1/07	3,600,000 a	3,600,000
Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group)	3.98	5/7/07	7,000,000 a	7,000,000
JEA, Electric System Revenue, CP (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.65	5/29/07	15,000,000	15,000,000
Orange County Health Facilities Authority, Revenue, CP (LOC; SunTrust Bank)	3.75	9/13/07	10,900,000	10,900,000
Palm Beach County Educational Facilities Authority, Educational Facilities Revenue (Palm Beach Atlantic College, Inc. Project) (LOC; Bank of America)	3.97	5/7/07	11,000,000 a	11,000,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	3.67	5/7/07	14,890,000	14,890,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	3.65	5/10/07	10,000,000	10,000,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	3.65	5/14/07	16,000,000	16,000,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; Dexia Credit Locale)	3.67	5/7/07	19,170,000	19,170,000
Tampa, Educational Facilities Revenue (Trinity School for Children Project) (LOC; Regions Bank)	3.95	5/7/07	4,980,000 a	4,980,000
Volusia County Educational Facilities Authority, Educational Facilities Revenue (Embry-Riddle Aeronautical University, Inc. Project) (Insured; Radian Bank and Liquidity Facility; Citibank NA)	3.99	5/7/07	5,645,000 a,b	5,645,000

Georgia--4.9%

Atlanta,
    Airport General Revenue,
    Refunding (Hartsfield

International Airport) (Insured; MBIA and Liquidity Facility; Bayerische Landesbank)	3.97	5/7/07	65,330,000 a	65,330,000
Cobb County, GO Notes, TAN	4.00	12/31/07	15,000,000	15,033,598
Fulton County Housing Authority, MFHR (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch Capital Services)	4.01	5/7/07	25,365,000 a,b	25,365,000
Metropolitan Atlanta Rapid Transit Authority, Sales Tax Revenue, CP (LOC; Dexia Credit Locale)	3.70	5/14/07	12,500,000	12,500,000
Municipal Electric Authority of Georgia, CP (LOC; JPMorgan Chase Bank)	3.75	5/11/07	20,000,000	20,000,000
Private Colleges and University Authority, CP (Emory University Project)	3.70	9/12/07	10,000,000	10,000,000
Hawaii--.5%				
Hawaii Department of Budget and Finance, Special Purpose Revenue (Hawaii Pacific Health Obligated Group) (Insured; Radian Bank and Liquidity Facility; Bank of Nova Scotia)	4.02	5/7/07	14,500,000 a	14,500,000
Idaho--.1%				
Idaho Housing and Finance Association, Nonprofit Facilities Revenue (Albertson College of Idaho Project) (LOC; Key Bank)	3.96	5/7/07	4,070,000 a	4,070,000
Illinois--2.0%				
Chicago O'Hare International Airport, General Airport Third Lien Revenue (Insured; FGIC and Liquidity Facility; PB Finance Inc.)	3.97	5/7/07	5,110,000 a,b	5,110,000
Illinois, GO Certificates	4.25	6/7/07	30,000,000	30,012,777
Illinois Educational Facilities Authority, Revenue, CP (Pooled Finance Program) (LOC; Northern Trust Company)	3.73	9/12/07	15,000,000	15,000,000
Regional Transportation Authority, GO Notes (Merlots Program) (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3.99	5/7/07	10,085,000 a,b	10,085,000
Indiana--3.2%				

Indiana Health Facility Financing Authority, Revenue (Ascension Health Credit Group)	3.62	6/1/07	14,000,000	14,000,000
Indiana Health Facility Financing Authority, Revenue (Ascension Health Subordinate Credit Group)	5.00	11/1/07	3,200,000	3,220,572
Indianapolis Local Public Improvement Bond Bank, Notes	4.00	7/5/07	51,425,000	51,465,367
Indianapolis Local Public Improvement Bond Bank, Notes	4.00	7/5/07	6,375,000	6,380,004
Merrillville Community School Corporation, Temporary Loan Warrants	4.00	12/31/07	20,000,000	20,051,565

Iowa--4.3%

Iowa, TRAN	4.25	6/29/07	85,000,000	85,088,087
Iowa Finance Authority, Health Facilities Revenue (Care Initiatives Project) (LOC; KBC Bank)	4.11	5/1/07	5,000,000 a	5,000,000
Louisa County, PCR, Refunding (Midwest Power Systems Inc. Project)	3.98	5/7/07	27,900,000 a	27,900,000
Tobacco Settlement Authority of Iowa, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Citibank NA and LOC; Citigroup Global Market Holdings)	3.99	5/7/07	11,810,000 a,b	11,810,000

Kansas--.5%

Olathe, Temporary Notes	4.00	6/1/07	15,500,000	15,505,668

Kentucky--.9%

Fort Mitchell, Kentucky League of Cities Funding Trust, LR (Trust Lease Program) (LOC; U.S. Bank NA)	3.98	5/7/07	8,200,000 a	8,200,000
Madisonville, HR (Trover Clinic Foundation, Inc.) (Insured; Assured Guaranty and Liquidity Facility; JPMorgan Chase Bank)	3.96	5/7/07	19,250,000 a	19,250,000

Louisiana--3.0%

Bank of New York Municipal Certificates Trust (Liquidity Facility; The Bank of New York and LOC; The Bank of New York)	3.99	5/7/07	18,910,000 a,b	18,910,000
Louisiana Municipal Natural Gas Purchasing and Distribution				

Authority, Revenue (Putters Program) (Gas Project Number 1) (Liquidity Facility; JPMorgan Chase Bank and LOC; JPMorgan Chase Bank)	3.98	5/7/07	29,000,000 a,b	29,000,000
Louisiana Public Facilities Authority, HR (Touro Infirmary Project) (Liquidity Facility; Merrill Lynch)	4.00	5/7/07	34,045,000 a,b	34,045,000
Tobacco Settlement Financing Corporation of Louisiana, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	4.01	5/7/07	9,115,000 a,b	9,115,000

Maryland--.8%

Frederick County, Revenue, Refunding (Manekin-Frederick Associates Facility) (LOC; M&T Bank)	4.04	5/7/07	2,700,000 a	2,700,000
Maryland Economic Development Corporation, Revenue (Legal Aid Bureau Inc. Facility) (LOC; M&T Bank)	3.99	5/7/07	2,355,000 a	2,355,000
Montgomery County, CP (Liquidity Facility; Fortis Bank)	3.64	5/21/07	20,000,000	20,000,000

Massachusetts--3.4%

Massachusetts Development Finance Agency, Revenue (Carleton-Willard Village) (LOC; Bank of America)	3.97	5/7/07	9,110,000 a	9,110,000
Massachusetts Development Finance Agency, Revenue (Lesley University Issue) (LOC; Bank of America)	4.00	5/7/07	7,300,000 a	7,300,000
Massachusetts Development Finance Agency, Revenue (Northfield Mount Hermon School Issue) (Insured; Radian Bank and Liquidity Facility; Bank of America)	4.03	5/7/07	15,000,000 a	15,000,000
Massachusetts Development Finance Agency, Revenue (Suffolk University Issue) (Insured; Radian Bank and Liquidity Facility: Bank of America and State Street Bank and Trust Co.)	4.03	5/7/07	32,700,000 a	32,700,000
Massachusetts Development Finance Agency, Revenue (Wentworth Institute of Technology, Inc. Issue) (Insured; Radian Bank				

and Liquidity Facility; Bank of America)	4.03	5/7/07	17,900,000 a	17,900,000
Massachusetts Health and Educational Facilities Authority, Revenue (Cape Cod Healthcare Obligated Group Issue) (Insured; Assured Guaranty and Liquidity Facility; Bank of America)	3.96	5/7/07	20,000,000 a	20,000,000

Michigan--5.7%

Detroit, Sewage Disposal Revenue (Merlots Program) (Insured; FGIC and Liquidity Facility; Wachovia Bank)	3.99	5/7/07	22,015,000 a,b	22,015,000
Detroit Downtown Development Authority, LR, Refunding (Millender Center Project) (LOC; HSBC Bank USA)	4.20	5/7/07	17,200,000 a	17,200,000
Detroit Water Supply System, Water Revenue (Merlots Program) (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3.99	5/7/07	10,470,000 a,b	10,470,000
Marquette County Economic Development Corporation, LOR (Bell Memorial Hospital Project) (LOC; Charter One Bank)	3.97	5/7/07	32,285,000 a	32,285,000
Michigan, GO Notes (LOC; DEPFA Bank PLC)	4.25	9/28/07	30,000,000	30,089,844
Michigan Building Authority, Revenue, CP (LOC: State Street Bank and Trust Co. and The Bank of New York)	3.70	6/28/07	8,930,000	8,930,000
Michigan Higher Education Facilities Authority, Revenue, Refunding (Walsh College Project) (LOC; Commerce Bank)	3.96	5/7/07	10,195,000 a	10,195,000
Michigan Hospital Finance Authority, Revenue (Healthcare Equipment Loan Program) (LOC; Fifth Third Bank)	3.97	5/7/07	10,000,000 a	10,000,000
Michigan Hospital Finance Authority, Revenue (Healthcare Equipment Loan Program) (LOC; Fifth Third Bank)	3.97	5/7/07	15,000,000 a	15,000,000
Michigan Hospital Finance Authority, Revenue (Healthcare Equipment Loan Program) (LOC; Fifth Third Bank)	3.97	5/7/07	5,200,000 a	5,200,000
Waterford Township Economic Development Corporation, LOR,				

Refunding (Canterbury Health Care Inc. Project) (LOC; KBC Bank)	3.97	5/7/07	10,815,000 a	10,815,000

Minnesota--1.9%

Mankato,				
Revenue (Bethany Lutheran College, Inc. Project) (LOC; Wells Fargo Bank)	4.06	5/1/07	3,810,000 a	3,810,000
Rochester,				
Health Care Facilities Revenue, CP (Mayo Foundation)	3.65	6/12/07	30,000,000	30,000,000
Southern Minnesota Municipal Power Agency, Power Supply System Revenue, CP (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.65	6/11/07	14,200,000	14,200,000
University of Minnesota,				
CP	3.63	5/22/07	10,000,000	10,000,000

Mississippi--1.2%

Mississippi Business Finance Corporation, Health Care Facilities Revenue (Rush Medical Foundation Project) (LOC; Regions Bank)	3.96	5/7/07	25,000,000 a	25,000,000
Mississippi Business Finance Corporation, Revenue (Outback 98 West CC, LLC Project) (LOC; First Tennessee Bank N.A.)	3.95	5/7/07	5,600,000 a	5,600,000
Mississippi Development Bank, Special Obligation Revenue, Refunding (MSLoan Program-DeSoto County Convention Center Project) (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale)	3.95	5/7/07	6,560,000 a	6,560,000

Missouri--.8%

Kansas City Industrial Development Authority, Revenue (Ewing Marion Kauffman Foundation Project)	4.06	5/1/07	3,000,000 a	3,000,000
Missouri Health and Educational Facilities Authority, Health Facilities Revenue (Saint Francis Medical Center) (LOC; Bank of America)	4.06	5/1/07	11,005,000 a	11,005,000
Saint Louis,				
General Fund Revenue, TRAN	4.50	6/29/07	10,000,000	10,011,685

Nebraska--1.3%

Nebhelp Inc.,				
Revenue (Insured; MBIA and				

Liquidity Facility; Lloyds TSB Bank PLC)	4.00	5/7/07	11,780,000 a	11,780,000
Nebraska Educational Finance Authority, Revenue (Creighton University Project) (Insured; FGIC and Liquidity Facility; JPMorgan Chase Bank)	4.10	5/1/07	10,900,000 a	10,900,000
Scotts Bluff County Hospital Authority Number 1, Revenue, Refunding (Regional West Medical Center) (Insured; Radian and Liquidity Facility; Key Bank)	4.01	5/7/07	16,960,000 a	16,960,000

Nevada--.8%

Clark County, Highway Revenue, CP (Motor Vehicle Fuel Tax) (LOC; Landesbank Hessen-Thuringen Girozentrale)	3.65	5/29/07	17,500,000	17,500,000
Clark County School District, GO Notes (Putters Program) (Insured; FSA and Liquidity Facility; PB Capital Finance)	3.97	5/7/07	6,935,000 a,b	6,935,000

New Hampshire--.3%

New Hampshire Health and Education Facilities Authority, HR (Catholic Medical Center Issue) (LOC; Citizens Bank of Massachusetts)	3.94	5/7/07	9,395,000 a	9,395,000

New Jersey--2.7%

New Jersey, TRAN	4.50	6/22/07	79,650,000	79,738,535

New York--3.4%

New York City Transitional Finance Authority, General Capital Purpose, BAN	4.25	6/29/07	75,000,000	75,086,450
Tobacco Settlement Financing Corporation of New York, Asset Backed Revenue Bonds (State Contingency Contract Secured) (Liquidity Facility; DEPFA Bank PLC)	3.97	5/7/07	17,495,000 a,b	17,495,000
Tobacco Settlement Financing Corporation of New York, Revenue (Liquidity Facility: Landesbank Hessen-Thuringen Girozentrale and Merrill Lynch)	3.97	5/7/07	10,000,000 a,b	10,000,000

Ohio--3.3%

Akron Bath Copley Joint Township

Hospital District, Health Care Facilities Revenue (Sumner Project) (LOC; KBC Bank)	3.96	5/7/07	5,300,000 [a]	5,300,000
Cincinnati School District, GO Notes (Putters Program) (Insured; FSA and Liquidity Facility; PB Capital Finance)	3.97	5/7/07	6,835,000 [a,b]	6,835,000
Cleveland-Cuyahoga County Port Authority, Revenue, Refunding (Judson Project) (LOC; National City Bank)	3.97	5/7/07	11,320,000 [a]	11,320,000
Franklin County, Health Care Facilities Refunding and Improvement Revenue (Ohio Presbyterian Retirement Services) (Insured; Radian Group and Liquidity Facility; National City Bank)	3.99	5/7/07	12,000,000 [a]	12,000,000
Franklin County, Health Care Facilities Revenue (Creekside at the Village Project) (LOC; Key Bank)	3.96	5/7/07	7,250,000 [a]	7,250,000
Hamilton County, Hospital Facilities Revenue (Christ Hospital) (Insured; FSA and Liquidity Facility; Svenska Handelsbanken)	4.01	5/7/07	45,000,000 [a,b]	45,000,000
Jackson, Hospital Facilities Revenue, Refunding (Holzer Consolidated Health Systems Obligated Group) (Insured; Radian Group and Liquidity Facility; JPMorgan Chase Bank)	4.01	5/7/07	5,785,000 [a]	5,785,000
Ohio Higher Education Facility, Revenue (Ashland University Project) (LOC; Key Bank)	3.97	5/7/07	4,600,000 [a]	4,600,000
Oklahoma--.3%				
Oklahoma Water Resources Board, State Loan Program Revenue (Liquidity Facility; Bank of America)	3.70	10/1/07	5,000,000	5,000,000
Oklahoma Water Resources Board, State Loan Program Revenue (Liquidity Facility; State Street Bank and Trust Co.)	3.70	10/1/07	3,000,000	3,000,000
Oregon--.8%				
Oregon, Homeowner Revenue (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale and LOC; Trinity Funding Group)	4.00	5/7/07	8,960,000 [a,b]	8,960,000

Salem Hospital Facility Authority, Revenue (Capital Manor, Inc. Project) (LOC; Bank of America)	3.97	5/7/07	5,670,000 a	5,670,000
Salem Hospital Facility Authority, Revenue, Refunding (Capital Manor, Inc. Project) (LOC; Bank of America)	3.97	5/7/07	9,150,000 a	9,150,000

Pennsylvania--16.9%

Bethlehem Area School District, GO Notes (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.95	5/7/07	54,990,000 a	54,990,000
Chester County Industrial Development Authority, Student Housing Revenue (University Student Housing LLC Project at West Chester University) (LOC; Citizens Bank of Pennsylvania)	3.99	5/7/07	4,000,000 a	4,000,000
Chestnut Ridge School District, GO (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.95	5/7/07	10,875,000 a	10,875,000
Dauphin County General Authority, Revenue (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	3.95	5/7/07	65,100,000 a	65,100,000
Dauphin County General Authority, Revenue (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	3.95	5/7/07	14,010,000 a	14,010,000
Dauphin County General Authority, Revenue (School District Pooled Financing Program II) (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia)	3.95	5/7/07	90,465,000 a	90,465,000
Emmaus General Authority, Local Government Revenue (GIC; Goldman Sachs and Co.)	3.96	5/7/07	10,000,000 a	10,000,000
Emmaus General Authority, Local Government Revenue (GIC; Goldman Sachs and Co.)	3.96	5/7/07	14,500,000 a	14,500,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	3.96	5/7/07	7,900,000 a	7,900,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	3.96	5/7/07	8,000,000 a	8,000,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	3.96	5/7/07	6,200,000 a	6,200,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	3.96	5/7/07	10,600,000 a	10,600,000
Emmaus General Authority,				

Local Government Revenue (LOC; DEPFA Bank PLC)	3.96	5/7/07	7,800,000 a	7,800,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	3.96	5/7/07	13,000,000 a	13,000,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	3.96	5/7/07	4,000,000 a	4,000,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	3.96	5/7/07	11,900,000 a	11,900,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	3.96	5/7/07	7,500,000 a	7,500,000
Emmaus General Authority, Local Government Revenue (LOC; Goldman Sachs and Co.)	3.96	5/7/07	13,075,000 a	13,075,000
Harrisburg Authority, Water Revenue, Refunding (Insured; FGIC and Liquidity Facility; FGIC)	3.97	5/7/07	14,405,000 a	14,405,000
Lancaster County, GO Notes (Insured; FSA and Liquidity Facility; Royal Bank of Canada)	3.95	5/7/07	19,615,000 a	19,615,000
Lancaster County Hospital Authority, Health Center Revenue (Luthercare Project) (LOC; M&T Bank)	3.97	5/7/07	13,680,000 a	13,680,000
Lebanon County Health Facilities Authority, Revenue (Cornwall Manor Project) (Insured; Radian Bank and Liquidity Facility; Bank of America)	4.00	5/7/07	5,510,000 a	5,510,000
Pennsylvania Higher Educational Facilities Authority, Student Housing Revenue (Washington and Jefferson Development Corp. - Washington and Jefferson College Project) (LOC; Unicredito Italiano SPA)	3.95	5/7/07	8,000,000 a	8,000,000
Philadelphia School District, GO Notes, TRAN (LOC; Bank of America)	4.50	6/29/07	14,500,000	14,516,250
Schuylkill County, GO Notes (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	3.97	5/7/07	6,420,000 a	6,420,000
Spring Grove Area School District, GO Notes (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.95	5/7/07	17,495,000 a	17,495,000
Spring Grove Area School District, GO Notes (Insured; FSA and				

Liquidity Facility; Dexia Credit Locale)	3.95	5/7/07	20,000,000 [a]	20,000,000
West Cornwall Township Municipal Authority, GO Notes, Refunding (Bethlehem Area School District Project) (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.95	5/7/07	28,500,000 [a]	28,500,000
West Cornwall Township Municipal Authority, Revenue (Pennsylvania General Government Loan Program) (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.95	5/7/07	3,357,000 [a]	3,357,000

South Carolina--.2%

South Carolina Jobs-Economic Development Authority, Health Facilities Revenue, Refunding (The Episcopal Church Home) (Insured; Radian Bank and Liquidity Facility; Wachovia Bank)	3.99	5/7/07	6,735,000 [a]	6,735,000

South Dakota--.3%

South Dakota Housing Development Authority, SFMR (Liquidity Facility; Merrill Lynch Capital Services and LOC; Pallas Capital Corporation)	4.00	5/7/07	8,360,000 [a,b]	8,360,000

Tennessee--10.6%

Blount County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; Regions Bank)	3.96	5/7/07	3,555,000 [a]	3,555,000
Blount County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; Regions Bank)	3.96	5/7/07	5,000,000 [a]	5,000,000
Blount County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; Regions Bank)	3.96	5/7/07	6,500,000 [a]	6,500,000
Claiborne County Industrial Development Board, Revenue (Lincoln Memorial University Project) (LOC; Amsouth Bank)	3.96	5/7/07	9,000,000 [a]	9,000,000
Franklin Industrial Development Board, Multifamily Revenue				

(Landings Apartment Project) (Liquidity Facility; Goldman Sachs Group and LOC; Goldman Sachs Group)	3.98	5/7/07	30,720,000 a,b	30,720,000
Knoxville, Wastewater Systems Revenue (Putters Program) (Insured; MBIA and Liquidity Facility; PB Finance Inc.)	3.97	5/7/07	8,070,000 a,b	8,070,000
Metropolitan Government of Nashville and Davidson County, CP	3.70	6/18/07	15,000,000	15,000,000
Municipal Energy Acquisition Corporation, Gas Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank and LOC; JPMorgan Chase Bank)	3.98	5/7/07	13,375,000 a,b	13,375,000
Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	4.12	5/1/07	5,000,000 a	5,000,000
Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; KBC Bank)	3.96	5/7/07	7,395,000 a	7,395,000
Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.96	5/7/07	7,485,000 a	7,485,000
Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.96	5/7/07	10,000,000 a	10,000,000
Tennergy Corporation, Gas Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank)	3.98	5/7/07	25,000,000 a,b	25,000,000
Tennergy Corporation, Gas Revenue (Putters Program) (LOC; BNP Paribas)	3.98	5/7/07	92,725,000 a,b	92,725,000
Tennessee Energy Acquisition Corporation, Gas Project Revenue (Liquidity Facility; Deutsche Bank AG and LOC; Goldman Sachs Group)	4.00	5/7/07	10,845,000 a,b	10,845,000
Tennessee Energy Acquisition Corporation, Gas Project Revenue (Liquidity Facility;				

Goldman Sachs Group and LOC; Goldman Sachs Group)	3.97	5/7/07	50,000,000 a,b	50,000,000
Tennessee Energy Acquisition Corporation, Gas Project Revenue (Merlots Program) (Liquidity Facility; The Bank of New York)	4.00	5/7/07	19,980,000 a,b	19,980,000

Texas--9.6%

ABN AMRO Munitops Certificates Trust (Comal Independent School District) (Liquidity Facility; ABN-AMRO and LOC; Texas Permanent School Fund Guarantee Program)	3.99	5/7/07	13,450,000 a,b	13,450,000
ABN AMRO Munitops Certificates Trust (Tarrant Regional Water District, Water Revenue) (Insured; FGIC and Liquidity Facility; ABN-AMRO)	3.99	5/7/07	11,460,000 a,b	11,460,000
Dallas Area Rapid Transit, Transportation Revenue (Merlots Program) (Insured: AMBAC and FGIC and Liquidity Facility; Wachovia Bank)	3.99	5/7/07	24,055,000 a,b	24,055,000
Harris County Metropolitan Transit Authority, Sales and Use Tax Revenue, CP (LOC; DEPFA Bank PLC)	3.70	8/15/07	20,000,000	20,000,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	3.68	7/11/07	35,000,000	35,000,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	3.68	7/11/07	35,000,000	35,000,000
North Central Texas Health Facilities Development Corporation, Revenue, CP (Methodist Hospital) (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale)	3.62	5/2/07	12,000,000	12,000,000
San Antonio, Water Revenue (Merlots Program) (Liquidity Facility; Wachovia Bank)	3.99	5/7/07	10,000,000 a,b	10,000,000
Spring Independent School District, Schoolhouse (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.75	8/15/07	5,000,000	5,000,000
Texas, CP	3.77	6/12/07	7,100,000	7,100,000
Texas, TRAN	4.50	8/31/07	30,000,000	30,077,576
Texas Municipal Gas Acquisition				

and Supply Corporation I, Gas Supply Revenue (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch Capital Services)	3.99	5/7/07	5,325,000 a,b	5,325,000
Texas Municipal Gas Acquisition and Supply Corporation I, Gas Supply Revenue (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	4.01	5/7/07	19,805,000 a,b	19,805,000
Texas Municipal Power Agency, Revenue, CP (Liquidity Facility: Bayerische Landesbank and Bank of America)	3.63	5/22/07	10,000,000	10,000,000
Texas Public Finance Authority, Revenue, CP	3.63	5/21/07	11,900,000	11,900,000
Texas Water Development Board, State Revolving Fund Subordinate Lien Revenue, Refunding (Liquidity Facility; JPMorgan Chase Bank)	3.90	5/1/07	30,000,000 a,c	30,000,000
University of Texas, University Revenue, CP	3.65	7/11/07	8,830,000	8,830,000

Vermont--.2%

Vermont Educational and Health Buildings Financing Agency, HR (Rutland Regional Medical Center Project) (Insured; Radian Group and Liquidity Facility; TD Banknorth N.A.)	4.06	5/1/07	6,785,000 a	6,785,000

Virginia--1.4%

Alexandria Industrial Development Authority, Revenue (Institute for Defense Analyses Project) (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	3.98	5/7/07	13,675,000 a	13,675,000
Norfolk Redevelopment and Housing Authority, First Mortgage Revenue (Fort Norfolk Retirement Community, Inc. - Harbor's Edge Project) (LOC; HSH Nordbank AG)	3.97	5/7/07	20,000,000 a	20,000,000
Tobacco Settlement Financing Corporation of Virginia, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.97	5/7/07	7,500,000 a,b	7,500,000

Washington--1.2%

Energy Northwest,
Electric Revenue, Refunding

(Putters Program) (Columbia Generating Station) (Insured; AMBAC and Liquidity Facility; PB Finance Inc.)	3.97	5/7/07	5,235,000 a,b	5,235,000
Washington, GO Notes (Merlots Program) (Insured: FGIC and MBIA and Liquidity Facility; Wachovia Bank)	3.99	5/7/07	20,000,000 a,b	20,000,000
Washington Health Care Facilities Authority, Revenue (Seattle Cancer Care Alliance) (LOC; Key Bank)	3.97	5/7/07	4,055,000 a	4,055,000
Washington Higher Education Facilities Authority, Revenue (Saint Martin's College Project) (LOC; U.S. Bank NA)	4.00	5/7/07	6,695,000 a	6,695,000

Wisconsin--1.8%

Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility: Lloyds TSB Bank PLC and Merrill Lynch)	3.98	5/7/07	5,860,000 a,b	5,860,000
Wisconsin Health and Educational Facilities Authority, Revenue (ProHealth Care, Inc. Obligated Group) (Insured; AMBAC and LOC; Bank One)	4.06	5/1/07	30,940,000 a	30,940,000
Wisconsin Health and Educational Facilities Authority, Revenue (Saint John's Communities, Inc.) (Insured; Radian Bank and Liquidity Facility; Marshall and Ilsley Bank)	3.99	5/7/07	5,700,000 a	5,700,000
Wisconsin Public Power Inc., Power Supply System Revenue (Putters Program) (Insured; AMBAC and Liquidity Facility; PB Capital Finance)	3.97	5/7/07	10,360,000 a,b	10,360,000

Wyoming--1.0%

Natrona County, HR, Refunding (Wyoming Medical Center Project) (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia)	3.94	5/7/07	28,700,000 a	28,700,000

Total Investments (cost $3,058,153,906)		101.8%	3,058,153,906
Liabilities, Less Cash and Receivables		(1.8%)	(55,301,226)
Net Assets		100.0%	3,002,852,680

a Securities payable on demand. Variable interest rate--subject to periodic change.

b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2007, these securities amounted to $786,050,000 or 26.2% of net assets.

c Purchased on a delayed delivery basis.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance